EXHIBIT 12.1
EPR PROPERTIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2014		2013		2012		2011		2010
Earnings:
Income before equity in income from joint ventures and other items (1)	$177,278		$152,193		$140,881		$127,241		$114,793
Fixed charges	88,996		83,988		77,738		71,980		69,018
Distributions from equity investments	810		985		1,046		2,848		2,482
Capitalized interest	(7,525)		(2,763)		(859)		(498)		(383)

Adjusted Earnings	$259,559		$234,403		$218,806		$201,571		$185,910

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$81,270		$81,056		$76,656		$71,295		$68,462
Interest within rental expense (2)	174		145		156		154		136
Interest income	27		24		67		33		37
Capitalized interest	7,525		2,763		859		498		383

Total Fixed Charges	$88,996		$83,988		$77,738		$71,980		$69,018

Ratio of Earnings to Fixed Charges	2.9	x	2.8	x	2.8	x	2.8	x	2.7	x

(1)
Earnings before equity in income from joint ventures and other items for the year ended December 31, 2014 includes $3.8 million in provision for loan losses and $0.3 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing and a $4.5 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2012 includes $3.1 million in impairment charges for properties held and used and $0.6 million in costs associated with loan refinancing. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2011 includes $2.5 million in impairment charges for properties held and used and $1.9 million in costs associated with loan refinancing. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets, $0.7 million in provision for loan losses and $11.4 million in costs associated with loan refinancing.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).